

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3561

November 10, 2009

Via U.S. Mail

Xu Yizhen
President and Chief Executive Officer
GHN Agrispan Holding Company
402 M
No. 16 Xinfeng 3rd Road
Xiamen City, PRC

> **Re:** **GHN Agrispan Holding Company**
> **Registration Statement on Form S-1**
> **Filed October 14, 2009**
> **File No. 333-162471**

Dear Ms. Yizhen:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not included a "Subject to Completion" legend on the front of your prospectus. If you intend to use the prospectus before the effective date of the registration statement, please include a legend. Refer to Item 501(b)(10) of Regulation S-K.

Summary Information and Risk Factors, page 5

2. Please revise the forepart of your summary to disclose your recent annual and quarterly net revenue and assets as compared to the same periods last year.

General, page 6

3. Revise to briefly explain what canteens are.

Risk Factors, page 9

4. Include a risk factor discussing the fact that you intend to fund future projects in part through issuances of equity and debt.

5. Include a risk factor discussing the fact that you will lose your preferential tax treatment over the next 5 years and quantify the impact it will have on your results.

6. Include a risk factor discussing your present structure and any risks that the Chinese government may not agree that your ownership structure meets the requirements of foreign ownership requirements.

7. Include a risk factor discussing how issues with the Chinese agricultural industry in general may impact your business.

An increase in the cost of food, page 9

8. We note here your only reference to franchisees. If you do have franchisees, please disclose fully the nature of these relationships where appropriate throughout the prospectus. Otherwise please revise.

Our catering/food distribution operations, page 10

9. Please briefly describe your expansion plans.

Our management has limited experience, page 11

> 10. Please provide an estimate of the ongoing costs you will incur as a public company.

Although we believe that we currently have adequate internal control over financial reporting, page 11

> 11. Please update this risk factor to reflect current developments.

Because we do not have an audit or compensation committee..., page 11

> 12. We note your disclosure that you do not have an audit committee. However, you reference an "Auditing Committee" on page 47. Please revise to reconcile this inconsistency.

If we do not file a Registration Statement, page 15

> 13. Both your risk factor title and the body of the risk factor incorrectly suggest that as a Section 15(d) reporting company you would be a "voluntary filer" and would not be required to file reports under the Securities Exchange Act of 1934. While certain 1934 Act reports are not required to be filed by 15(d) companies, these filers are not "voluntary filers" and they are still subject to the periodic reporting requirements of the Act. Please revise.

Selling Shareholders, page 17

> 14. Revise to indicate that the selling shareholder may be deemed underwriters.

> 15. We note that your table appears to be incomplete as the sum of the shares listed in the second column does not total the amount to be registered. For example, you state on page 24 that your 100,000 shares of stock owned by your attorney will be registered in this offering, but his name is not in the table. Please correct the table or advise.

> 16. Please revise your document throughout to state the amount of common stock owned solely by your attorney whenever referencing his ownership of your stock. For example, on page 24 you state that he owns 370,000 shares, but on page 16, you aggregate his stock with that of his affiliates. In addition, please disclose the name of your attorney's affiliates.

> 17. Please explain your footnoted references to Jeff Toghraie and Parvin M. Riazi and the relationship between these individuals and your company.

Description of Business, page 24

18. Please revise to disclose how products are delivered or transported from their point of production to the points of sale (including who incurs this cost).

19. For your Catering/Food Distribution segment, please disclose the source of your food ingredients (e.g., third party wholesalers, the Agriculture Business segment, etc.) and the extent to which each source supplies your needs.

20. For the Agriculture Business segment, please disclose to whom products are resold. In addition, please disclose how the wholesale market prices at which you purchase vegetables from farmers are determined, how resale prices at which vegetables are sold are determined (and by whom), and tell us and significantly expand your disclosure to better describe the substance of the arrangements with the land lessors/farmers with whom you contract and do business. Please also explain the nature of each party's risks as a result of your arrangement and why you have concluded that each party bears those risks.

21. Please supplementally explain to us why your arrangements with land lessors/farmers are structured as they are under land contracted circulation agreements and internal land sub-contracting agreements. Please be detailed in your response.

Agriculture, page 27

22. Revise the first paragraph on page 28 to indicate the status of the referenced project.

Intellectual Property, page 30

23. Revise to explain the meaning of the images to you. Disclose what product or service they represent and state whether you own the product.

Competition and Market Position, page 31

24. We note here and elsewhere your description of competition in the Chinese food service industry as "fierce." Please revise to describe your competition using more objective and qualitative terms so that an investor may better assess your competition.

25. Please provide a substantive basis for your belief that "[p]rior to the significantly reduced operations in the first six months of 2009" you were "the largest group catering corporation in Xiamen City."

Overview, page 33

26. Please update your prospectus to state whether factory construction project in Ningbo City is still expected to be in operation the fourth quarter of this year.

Management's Discussion and Analysis of Financial Condition and Results of Operations. page 33

Comparison of the year ended December 31, 2008 and the year ended December 31, 2007, page 34

27. Please revise your results of operation to:

* Quantify the increase in sales in the catering/ food distribution that was attributable to an increase in volume, changes in pricing and the introduction of new products or services;

* Disclose a quantification of the increase in factories and sales to those factories;

* Revise your revenue table to include a column for percentage changes;

* Quantify the increase in costs of goods sold attributable to the increase in labor;

* Quantify the increase in personnel;

* Explain the underlying reason why income tax expense increased; and

* Include a discussion of all significant operating expenses on a segment basis.

28. Please explain the increase in net profit margins from 23% in the six months ended June 30, 2008 to 80% in the six months ended June 30, 2009.

Liquidity and Capital Resources, page 36

29. Please revise to discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities.

30. Please revise to discuss the changes in your restricted cash account.

31. Revise the final paragraph under this heading to discuss specific steps you plan to take to complete the projects, including proposed timelines and sources and uses of funds.

Certain Relationships and Related Transactions, page 41

32. You state that all related party transactions were on terms at least as favorable as you would have secured in arm's-length transactions with third parties. Whether true or not, we believe that representations about transactions with related parties should not imply that the transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated. Therefore, we believe you should revise to remove this assertion.

Principles on awarding of executive compensation, page 46

33. We note that the company does not have a compensation committee. Please provide your basis for not having such a committee. Refer to Item 407(e)(1) of Regulation S-K.

34. Please revise this and related discussions to disclose clearly the person or group of persons that assess the performance of your executives, determine executive compensation or otherwise participate in the consideration of executive officer and director compensation.

Principles on awarding of executive compensation, page 46
Assessments, page 46
Awarding of compensation, page 47

35. Please revise substantially to comply with the requirements of Plain English. For example, the information in the subsections referenced above is not clear, including statements to "(see the annex)" and "(see regulations on posts of varied departments)."

36. We note references to requirements that executives fulfill objectives in order to receive their pay. To the extent payment of salary or bonus is based upon targets, please disclose the targets for the fiscal periods covered by your quantitative disclosure of executive compensation.

Level of executive compensation, page 47

37. Please specify, for each listed executive, exactly which "3 years" are being referenced with respect to executive compensation.

Financial Statements as of and for the Fiscal Years Ended December 30, 2008 and 2007,

F-1

Consolidated Statements of Cash Flows, page F-5

38. We note your classification of $387,216 and $115,857 of outflows for advances to related parties as cash flows from financing activities. Please tell us your basis in the accounting literature for this classification as opposed to classification as investing outflows. Refer to ASC 230-10-45-13 (formerly paragraph 17a of SFAS 95).

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

39. Please supplementally provide us with a detailed analysis of your application of the guidance in ETIF 99-19 to your agricultural business segment.

40. We note from your description of your business that you have two types of materials used in food preparation; daily consumed materials and long consumption materials. The long consumption materials include items such as rice, oil and spices which may not be consumed at once after purchase. However, we note that you have no inventory balance. Please advise.

Note 10. Income Taxes, page F-20

41. We note that you have made reference to the legal opinion of Messrs Tenet & Partners. Please revise to identify Messrs Tenet & Partners as experts and file their consent as an exhibit. Please refer to the Securities Act Section 7 and Securities Act Regulation 436 for guidance.

Note 11. Segment Reporting, page F-21

42. Please revise to disclose the expenses included in each reporting segment's profit or loss and the basis for measurement of those costs. Refer to ASC 280-10-50-20 (formerly paragraph 25b of SFAS 131). For example, please specifically address the allocation of land rental expenses, food expenses, labor expenses, etc., to each segment.

43. Please explain to us why the Agricultural Business segment has no cost of revenue and minimal other operating expenses. In this regard, it appears that you incur land rental expenses and that you pay for vegetables produced by farmers at wholesale market prices.

44. Please revise to report revenues from external customers for each product and

service or each group of similar products and services. Refer to ASC 280-10-50-40 (formerly paragraph 37 of SFAS 131).

Note 15. Commitments and Contingencies, page F-24

45. Please revise to disclose how you account for leases with rent escalations.

46. With regards to your capital commitments, please tell us the nature of your future contingent payment of $662,860, including the nature of the contingency. Additionally please tell us whether you have or have not accrued for this contingency in accordance with SFAS 5.

Financial Statements as of and for the Six Months Ended June 30, 2009, page F-26

47. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

48. Please revise the heading starting on page F-30 to appropriately refer to the Notes to the Condensed Consolidated Financial Statements.

Condensed Consolidated Balance Sheets, page F-26

49. We note that you classify advance rental payments for land leases as "intangible assets" on your balance sheet as of June 30, 2009. As the substance of these amounts appears to be prepaid rent, we believe a more descriptive caption, similar to "prepaid rent on farmland," would be more appropriate than "intangible assets."

Condensed Consolidated Statements of Cash Flows, page F-28

50. We note your classification of $1,378,750 of payments on land use rights as cash flows from investing activities during the six months ended June 30, 2009. As the substance of these amounts appears to be payments for rent, we believe these payments should be classified as cash flows from operating activities. Please revise or advise, as appropriate.

Footnote 3: Summary of Significant Accounting Policies

Accounts Receivable, Trade, page F-33

51. We note that for the six months ended June 30, 2009, you have not recorded an allowance for doubtful accounts. We additionally note from your risk factors that you substantially reduced your catering/food distribution business during the first half of 2009 because you were concerned with collecting your receivables. Please tell us your basis for not recording an allowance for doubtful accounts as of June 30, 2009.

Exhibit Index

52. Please remove all draft language not intended to for inclusion in your registration statement.

Other

53. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

54. Provide a currently dated consent from the independent public accountant in the amendment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3521 or me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Michael T. Williams, Esq. (*via facsimile*)
         Williams Law Group, P.A.
         (813) 832-5284